SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

China Biopharmaceuticals Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

16936V106

(CUSIP Number)

Jinshu John Zhang, Esq.

Reed Smith LLP

355 South Grand Avenue, Suite 2900

Los Angeles, California 90071

(213) 457-8116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16936V106	13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS: RimAsia Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER:
8 SHARED VOTING POWER: 24,371,214(1)
9 SOLE DISPOSITIVE POWER:
10 SHARED DISPOSITIVE POWER: 24,371,214 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,371,214 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.7% *
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 16936V106	13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS: RimAsia Capital Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER:
8 SHARED VOTING POWER: 24,371,214(1)
9 SOLE DISPOSITIVE POWER:
10 SHARED DISPOSITIVE POWER: 24,371,214(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,371,214 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.7%*
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 16936V106	13D	Page 4 of 12

1	NAMES OF REPORTING PERSONS: RimAsia Capital Partners GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER:
8 SHARED VOTING POWER: 24,371,214(1)
9 SOLE DISPOSITIVE POWER:
10 SHARED DISPOSITIVE POWER: 24,371,214(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,371,214(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.7%*
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 16936V106	13D	Page 5 of 12

1	NAMES OF REPORTING PERSONS: Eric H.C. Wei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER:
8 SHARED VOTING POWER: 24,371,214(1)
9 SOLE DISPOSITIVE POWER:
10 SHARED DISPOSITIVE POWER: 24,371,214(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,371,214(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.7%*
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

This Schedule 13D (the “Schedule 13D”) is being filed on behalf of RimAsia Capital Partners, L.P., a Cayman Islands exempted limited partnership (“RimAsia LP”), RimAsia Capital Partners GP, L.P., a Cayman Islands exempted limited partnership (“RimAsia GP”), RimAsia Capital Partners GP, Ltd., a Cayman Islands exempted company (“RimAsia Ltd.”) and Eric H.C. Wei (“Wei”; the foregoing collectively “RimAsia”). RimAsia GP is the general partner of RimAsia LP. RimAsia Ltd. is the general partner of RimAsia GP. Wei is the sole director of RimAsia Ltd. and may be deemed to have sole power to vote certain of the shares reported. This Schedule 13D relates to a loan in the principal amount of $11.5 million from RimAsia LP to China Biopharmaceuticals Holdings, Inc., a Delaware corporation (the “Issuer”), which is being converted into (i) 6,185,607 shares of Series B Preferred Stock and (ii) warrants exercisable into 12 million shares of Common Stock.

Item 1	Security and Issuer:

Common Stock, par value $.01 per share, of China Biopharmaceuticals Holdings, Inc. (“Common Stock”)

Address of Issuer’s Principal Executive Offices:

No. 859, Pan Xu Road, Suzhou

Jiangsu Province

China 215000

Item 2	Identity and Background

Name, State or Other Place of Organization and Principal Business of Person Filing:

(1)	RimAsia Capital Partners, L.P. is a Cayman Islands exempted limited partnership. Its principal business is as a pan-Asia private equity firm.

(2)	RimAsia Capital Partners GP, L.P. is a Cayman Islands exempted limited partnership. Its principal business is as the general partner of RimAsia LP.

(3)	RimAsia Capital Partners GP, Ltd. is a Cayman Islands exempted company. Its principal business is as the general partner of RimAsia GP.

(4)	Eric H.C. Wei is a citizen of the United States. Mr. Wei’s present principal occupation or employment is as the managing partner of RimAsia LP, an indirect partner of RimAsia GP and as a director of RimAsia Ltd. See above for the principal business of all such entities.

Address of Principal Business Office of all Reporting Persons:

1807 Harbour Centre

25 Harbour Road

Wanchai Hong Kong

852-2111-5061

Additional Information Regarding Reporting Persons

None of the Reporting Persons have, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

Conversion of a loan in the principal amount of $11.5 million from RimAsia LP to China Biopharmaceuticals Holdings, Inc., a Delaware corporation (the “Issuer”).

For information on the transactions, see Item 6 hereof.

Item 4	Purpose of Transaction

In connection with an acquisition by RACP Pharmaceutical Holdings Ltd. (“RACP”) RimAsia LP extended a loan in the aggregate principal amount of $11.5 million to RACP (the “Loan”). The Issuer acquired RACP in June 2006 and the Loan was assumed by the Issuer in connection therewith. The Loan has been in default and an agreement to convert the loan pursuant to that certain Conditional Loan Conversion Agreement was initially entered into on November 16, 2007 between the Issuer and RimAsia LP. The Certificate of Designations creating the security to be issued was filed on March 16, 2009. See Item 6 hereof for additional information.

See Item 6 hereof for information on: (i) the proposed transactions pursuant to which the Reporting Persons may dispose of securities of the Issuer; (ii) the proposed merger transaction regarding the Issuer; (iii) proposed changes in the present board of directors and management of the Issuer; (iv) proposed material changes in the present capitalization of the Issuer; (v) proposed material changes in the Issuer’s business; and (vi) similar actions. Other than as described therein (as applicable), the Reporting Persons do not have any present plans or proposals which relate to or which would result in the types of events described in clauses (a) through (j) under Item 4 of Schedule 13D.

Item 5	Interest in Securities of the Issuer.

(a) and (b) (Number and Percentage of Class of Securities Beneficially Owned and Power as to Voting and Disposition)

Amount Beneficially Owned: RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei may be deemed the beneficial owners of 24,371,214 shares of Common Stock. (1)

Percent of Class: RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei may be deemed the beneficial owners of 39.7% of the outstanding shares of Common Stock.*(1)

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 6,185,607 shares of Series B Preferred Stock and warrants exercisable into 12,000,000 shares of Common Stock.(1)

(c) See Item 6 regarding transactions which have occurred in the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of RimAsia LP and RimAsia GP, the general and limited partners of each such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by RimAsia LP.

(e) Not Applicable

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 2, 2008, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Neostem, Inc., a Delaware corporation (“Neostem”), China Biopharmaceuticals Corp., a British Virgin Islands corporation and wholly-owned subsidiary of Issuer (“CBC”), and CBH Acquisition LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Merger Sub”). The Merger Agreement contemplates the merger of the Issuer with and into Merger Sub, with Merger Sub as the surviving entity (the “Merger”); provided that, pursuant to the Merger Agreement, prior to the consummation of the Merger, the Issuer will spin off all of its shares of capital stock of CBC to Issuer’s stockholders in a liquidating distribution so that the only material assets of the Issuer following such spin-off (the “Spin-off”) will be Issuer’s 51% ownership interest in Suzhou Erye Pharmaceuticals Company Ltd. (“Erye”), a Sino-foreign joint venture with limited liability organized under the laws of the People’s Republic of China (the “PRC”), plus net cash which shall not be less than $550,000.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, all of the shares of common stock, par value $.01 per share, of the Issuer (“CBH Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be converted into the right to receive, in the aggregate, 7,500,000 shares of common stock, par value $.001 per share, of Neostem (the “NeoStem Common Stock”) (of which 150,000 shares will be held in escrow pursuant to the terms of an escrow agreement to be entered into between Neostem and the Issuer). Subject to the cancellation of outstanding warrants to purchase shares of CBH Common Stock held by RimAsia LP, the sole holder of shares of Series B Convertible Preferred Stock, par value $0.01 per share, of Issuer (the “CBH Series B Preferred Stock”), all of the shares of CBH Series B Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted into (i) 5,383,009 shares of NeoStem Common Stock, (ii) 6,977,512 shares of Series C Convertible Preferred Stock, without par value, of the Issuer, each with a liquidation preference of $1.125 per share and convertible into shares of NeoStem Common Stock at a conversion price of $.90 per share, and (iii) warrants to purchase 2,400,000 shares of NeoStem Common Stock at an exercise price of $0.80 per share.

In connection with the Merger, the Reporting Persons understand that the Issuer intends to file with the Securities and Exchange Commission (“SEC”) a combined registration statement and proxy statement on Form S-4 (including any amendments, supplements and exhibits thereto, the “Proxy Statement/Registration Statement”) with respect to, among other things, the approval of the Merger and the approval of the Spin-Off. The Reporting Persons understand that the Merger has been approved by the Issuer’s Board of Directors. The Issuance and Charter Amendment contemplated by the Merger Agreement are subject to approval by the stockholders of Neostem and the Merger, the Spin-Off and the other transactions contemplated by the Merger Agreement are subject to approval by the stockholders of Issuer.

In connection with execution of the Merger Agreement, each of the officers and directors of Issuer, RimAsia LP (including Eric Wei), Erye and EET have entered into a lock-up and voting agreement (of form of which is attached to this Schedule 13D as Exhibit 99.4), pursuant to which they have agreed to vote their shares of CBH Common Stock in favor of the Merger and to the other transactions contemplated by the Merger Agreement and are prohibited from selling their CBH Common Stock and/or NeoStem Common Stock from November 2, 2008 through the expiration of the six-month period immediately following the consummation of the transactions contemplated by the Merger Agreement (the “Lock-Up Period”). Similarly, the officers and directors of Neostem have entered into a lock-up and voting agreement, pursuant to which they have agreed to vote their shares of NeoStem Common Stock in favor of the Issuance and are prohibited from selling their NeoStem Common Stock during the Lock-Up Period.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement.

*	Calculated based on 37,082,313 shares of Issuer’s Common Stock outstanding as of November 14, 2008. Beneficial ownership is determined in accordance with the rules of the SEC.
(1)	Consists of (i) 6,185,607 shares of the Issuer’s Series B Preferred Stock convertible into 12,371,214 shares of Issuer’s Common Stock and (ii) warrants to purchase 12,000,000 shares of Issuer’s Common Stock. Each Reporting Person disclaims beneficial ownership, except to the extent of its or his pecuniary interest therein. See Item 6 for further information.

Item 7	Material to be filed as Exhibits

99.1	Conditional Loan Conversion Agreement, dated November 16, 2007 between China Biopharmaceuticals Holdings, Inc. and RimAsia Capital Partners, L.P. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on November 26, 2007).

99.2	Modified Common Stock Purchase Warrant dated November 19, 2007 between Issuer and RimAsia Capital Partners, L.P. (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K filed on November 26, 2007).

99.3	Agreement and Plan of Merger dated November 2, 2008 among NeoStem, Inc., China Biopharmaceuticals Holdings, Inc., China Biopharmaceuticals Corp., and CBH Acquisition LLC (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on November 6, 2008).

99.4	Form of Lock Up and Voting Agreement dated November 2, 2008 by and between NeoStem, Inc., China Biopharmaceuticals Holdings, Inc. (“CBH”), the record and beneficial owners of CBH Common Shares, Series A Preferred Stock and Series B Preferred Stock (RimAsia Capital Partners, L.P.), Suzhou Erye Pharmaceuticals Company Ltd. and its officers and directors, and Suzhou Erye Economy Trading Co Ltd. and its officers and directors, and certain other persons.

99.5	Certificate of Designation of Series B Convertible Preferred Stock

99.6	Joint Filing Agreement dated April 15, 2009, between RimAsia Capital Partners, L.P., RimAsia Capital Partners GP, L.P., RimAsia Capital Partners GP, Ltd. and Eric H.C. Wei.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2009

RIMASIA CAPITAL PARTNERS, L.P.

By:	RimAsia Capital Partners GP, L.P.
its general partner

By:	RimAsia Capital Partners GP, Ltd.
its general partner

	By:	/s/ Eric Wei
	Name:	Eric H.C. Wei
	Title:	Director

RIMASIA CAPITAL PARTNERS GP, L.P.

By:	RimAsia Capital Partners GP, Ltd.
its general partner

	By:	/s/ Eric Wei
	Name:	Eric H.C. Wei
	Title:	Director

RIMASIA CAPITAL PARTNERS GP, LTD.

	By:	/s/ Eric Wei
	Name:	Eric H.C. Wei
	Title:	Director

/s/ Eric Wei
Eric H.C. Wei

EXHIBIT INDEX

Exhibit No.	Description
99.1	Conditional Loan Conversion Agreement, dated November 16, 2007 between China Biopharmaceuticals Holdings, Inc. and RimAsia Capital Partners, L.P. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on November 26, 2007).

99.2	Modified Common Stock Purchase Warrant dated November 19, 2007 between Issuer and RimAsia Capital Partners, L.P. (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K filed on November 26, 2007).

99.3	Agreement and Plan of Merger dated November 2, 2008 among NeoStem, Inc., China Biopharmaceuticals Holdings, Inc., China Biopharmaceuticals Corp., and CBH Acquisition LLC (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on November 6, 2008).

99.4	Form of Lock Up and Voting Agreement dated November 2, 2008 by and between NeoStem, Inc., China Biopharmaceuticals Holdings, Inc. (“CBH”), the record and beneficial owners of CBH Common Shares, Series A Preferred Stock and Series B Preferred Stock (RimAsia Capital Partners, L.P.), Suzhou Erye Pharmaceuticals Company Ltd. and its officers and directors, and Suzhou Erye Economy Trading Co Ltd. and its officers and directors, and certain other persons.

99.5	Certificate of Designation of Series B Convertible Preferred Stock

99.6	Joint Filing Agreement dated April 15, 2009, between RimAsia Capital Partners, L.P., RimAsia Capital Partners GP, L.P., RimAsia Capital Partners GP, Ltd. and Eric H.C. Wei.